PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07025233

4th July 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 4th July 2007.

"Appointment of Non-Executive Director"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 7/17

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Appointment of non-executive director

In line with the Company's previously stated intention to bring new non-executives onto the Board, Premier is pleased to announce the appointment of Mr Joe Darby as a non-executive director with effect from 1st September 2007.

Mr Darby has over thirty-five years of experience in the energy sector, including eight years with Shell Petroleum as a petroleum engineer, before becoming Managing Director of Thomson North Sea Limited. He was Chief Operating Officer of LASMO plc before becoming Chief Executive Officer in 1993 and Deputy Chairman in 2001. Mr Darby is currently the senior independent director at British Nuclear Fuels plc. He has held non-executive director roles at Mowlem plc and Centurion Energy Inc. He was also Chairman of Mowlem plc (2005-2006) and Faroe Petroleum plc (2003-2007).

Sir David John, Chairman, commented, "We are delighted that Joe Darby will be joining our Board. Joe brings a wealth of industry experience and we look forward to his contribution to our Board."

No other information is required to be disclosed pursuant to Listing Rule 9.6.13.

4 July 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END